Wachovia Corporation
Finance/Treasury
NC0207
One Wachovia Center
301 South College Street
Charlotte, NC 28288-0207
WACHOVIA
Management Assessment
Management of Wachovia Bank, National Association (the Bank) is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission (SEC) relating to the servicing of asset-backed security transactions backed by auto loans on the Bank’s Dealer Financial Services systems (the Platform), except for servicing criteria 1122(d)(l)(iii), 1 122(d)(2)(iii), 1 122(d)(2)(vi), 1 122(d)(4)(iii), and 1 122(d)(4)(ix)-(xiii), which the Bank has determined are not applicable to the activities it performs with respect to the Platform, as of and for the year ended December 31, 2006. Exhibit A identifies the individual asset-backed transactions and securities defined by management as constituting the Platform.
With respect to servicing criteria 1 122(d)(2)(vii), 1122(d)(3)(i)(A), 1 122(d)(3)(i)(B), 1 122(d)(3)(i)(D) and 1122(d)(3)(ii), management has engaged a vendor to perform the activities required by this servicing criteria. The Bank’s management has determined that this vendor is not considered a “servicer” as defined in Item 1101(j) of Regulation AB, and the Bank’s management has elected to take responsibility for assessing compliance with the servicing criteria applicable to the vendor as permitted by Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (“Interpretation 17.06”). As permitted by Interpretation 17.06, management has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendor’s activities comply in all material respects with the servicing criteria applicable to the vendor. The Bank’s management is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendor and related criteria.
The Bank’s management has assessed the effectiveness of the Bank’s compliance with the applicable servicing criteria as of and for the year ended December 31, 2006. In making this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB. See Exhibit B.
Based on such assessment, except as described below, management believes that, as of and for the year ended December 31, 2006, the Bank has complied in all material respects with the servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission relating to the servicing of the Platform.
Material Non-Compliance
1122(d)(3)(i)(B) - Reports to investors, including those to be filed with the commission, are maintained in accordance with the transaction agreements and the applicable commission requirements. Specifically, such reports: provide information calculated in accordance with the terms specified in the transaction agreements. Delinquency information provided on the reports to investors was not calculated in accordance with the terms specified in the transaction agreements. Specifically, the number and aggregate principal balance of receivables that were reported in the 30-59 days, 60-89 days or 90 days or more delinquent categories as of the last day of the related collection period were misstated by one day.

KPMG LLP, a registered public accounting firm, has issued an attestation report with respect to the Bank’s compliance with the applicable servicing criteria as of and for the year ended December 31, 2006.

Wachovia Bank, National Association
/s/ John M. Gordon
John M. Gordon
Vice President, Structured Transactions

/s/ Bridget Nelson
Bridget Nelson
Senior Vice President, Complex Transactions